August 6, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4561
Washington, D.C.  20549

Re:                  Home Properties, Inc.
File No. 001-13136
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Quarterly Period Ended March 31, 2008
Definitive Proxy Statement on Schedule 14A
for 2008 Annual Meeting of Stockholders

Attention:      Kevin Woody, Accounting Branch Chief

Dear Mr. Woody:

This letter sets forth the response of Home Properties, Inc (the “Company”) to your letter, dated July 17, 2008, setting forth additional comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s filings listed above.  For your convenience, the comments are reproduced below before the Company’s response.

Form 10-K for the year ended December 31, 2007
Item 6.  Selected Financial and Operating Information, page 29

1.      We have considered your response to our prior comment 1.  Please confirm for us that you will include all disclosures required by question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures in future filings as it relates to your measure of “FFO – Diluted as adjusted by the Company.”

Company response:

In future filings, the Company confirms that we will include all disclosures required by question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures as it relates to our measure of “FFO – Diluted as adjusted by the Company.”

850 Clinton Square / Rochester, New York 14604 / (585) 546-4900 / FAX (585) 546-5433
www.homeproperties.com

Securities and Exchange Commission
August 6, 2008

2.      We have considered your response to our prior comment 2.  In your response, you indicate that you consider AFFO to be a measure of liquidity.  As such, we would expect that this measure would be reconciled to a GAAP liquidity measure and not a GAAP measure of operating performance as you have done in your current Form 10-K.  Revise your disclosure to properly reconcile AFFO to a GAAP liquidity measure.  Furthermore, explain to us in greater detail how this measure, as reconciled to a GAAP liquidity measure, would be allowed under Item 10(e) of Regulation S-K, and to the extent that you are able to conclude that the presentation of this measure is appropriate, confirm for us that your revised disclosure will include all the disclosures required under Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures.

Company response:

After further consideration, the Company agrees that the most comparable financial measure for AFFO is a GAAP measure of liquidity rather than the GAAP measure of operating performance.  However, due to the complexity of the reconciliation to a GAAP liquidity measure, we believe that adding the reconciliation does not add any benefit and will be too confusing to a reader of the financial statements.  In future filings, the Company will no longer disclose AFFO.

Conclusion

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions or additional comments on the financial statements please call me at 585-246-4113 or Rob Luken, the Company’s Senior Vice President, Treasurer and Chief Accounting Officer, at 585-246-4161.

Sincerely,

HOME PROPERTIES, INC.

/s/ David P. Gardner

David P. Gardner
Executive Vice President and
Chief Financial Officer

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